© 2014 WIPRO LTD | WWW.WIPRO.COM
Performance of Wipro
Limited for Quarter ended –
September 30, 2014
Suresh Senapaty
Executive Director and Chief Financial Officer
October 22, 2014
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Exhibit 99.2

© 2014 WIPRO LTD | WWW.WIPRO.COM
Financial Summary for the Quarter Ended
September 30, 2014 (IFRS)
Wipro Limited
Q2 15 (Rs million) YoY Growth
Revenues 116,838 8%
Results from Operating Activities
23,062 3%
Net Income 20,848 8%
Gross Cash is sum of Cash & Cash Equivalents, Available for Sale Investments(Current) and Interest bearing deposits with corporates (Other Current Assets) from the financials
Net Income refers to ‘Profit for the period attributable to equity holders of the company’
Operating Cash Flow refers to ‘Net Cash generated from Operating Activities on the Cash Flow Statement
Free Cash Flow ( in Rs Mn) (11,510) is computed as the aggregate of Operating Cash Flow (13,833) , ‘Purchase of PP&E’ (-2,586) , and ‘Proceeds from Sale of PP&E’ (263)
from the Cash Flow Statement
Revenue and Net Income of the Company grew 8% YoY in the quarter
Robust Operating & Free  Cash Flow generation at 66% & 55% of Net Income respectively
Gross Cash position of  INR 200,038 million

© 2014 WIPRO LTD | WWW.WIPRO.COM
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Highlights of the results
Segments
Revenue
(Rs million)
YoY Growth
Segment Results (margin)
(Rs million)
YoY Growth
IT Services 109,235 8% 24,023 6%
IT Products 9,152 -2% 62 -59%
IT Services USD Revenue grew by 1.8% sequentially and 8.6% on a YoY basis
During the quarter we won our largest outsourcing deal with ATCO Corporation
IT Services USD Revenue grew by 3.0% sequentially on constant currency basis
$50 million+ accounts increased by 1 to 30
IT Services Margins was 22.0%. IT Services Margins includes profit on sale of a strategic investment during the quarter
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IT Services - Revenue Dynamics for Quarter Ended
September 30, 2014
1. Healthcare, Life sciences and Services grew 20.1% on a YoY basis
2. Energy and Utilities grew 15.4% on a YoY basis
3. Global Media and Telecom grew 8.5% on a YoY basis
1. India and Middle East grew  20.0% on a YoY basis
2. Americas grew 11.3% on a YoY basis
3. Europe grew 4.6% on a YoY basis
Geographies
1. Global Infrastructure Services grew 22.6% on a YoY basis
2. Business Process Outsourcing grew 16.2% on a YoY basis
3. Business Application Services grew 10.0% on a YoY basis
Service Lines
Business units

© 2014 WIPRO LTD | WWW.WIPRO.COM
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Looking ahead
* Guidance is based on the following exchange rates: GBP/USD at 1.65, Euro/USD at 1.31, AUD/USD at 0.92, USD/INR at 60.76 and USD/CAD at 1.10
Looking ahead for the quarter ending December 31, 2014
We expect the Revenue from our IT
Services business to be in the range
$1,808 million to $1,842 million*

© 2014 WIPRO LTD | WWW.WIPRO.COM Supplemental Data Key Operating Metrics of IT Services 6

© 2014 WIPRO LTD | WWW.WIPRO.COM
Key Operating Metrics in IT Services for the
Quarter ended September 30, 2014
Particulars
Q2’15 Q1’15 Q2’14
Revenue Composition
Global Media & Telecom 13.9% 14.3% 13.9%
Finance Solutions 26.0% 26.7% 26.4%
Manufacturing & Hitech 18.2% 18.2% 19.0%
Healthcare, Life Sciences & Services 11.2% 10.8% 10.1%
Retail, Consumer Goods & Transportation 13.9% 14.0% 14.8%
Energy, Natural Resources & Utilities 16.8% 16.0% 15.8%
Geography Composition
Americas 51.0% 49.8% 49.8%
Europe 27.8% 29.6% 28.9%
India & Middle East Business 9.2% 9.1% 8.3%
APAC & Other  Emerging Markets 12.0% 11.5% 13.0%
People related
Number of employees
154,297
147,452
147,216

© 2014 WIPRO LTD | WWW.WIPRO.COM Thank You suresh.senapaty@wipro.com Suresh Senapaty Executive Director and CFO * * * * * * * * * * * * * * * * * 8